EXHIBIT No. 99.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Quarter ended February 25, 2006 and unaudited Interim Financial Statements for the Fiscal Quarter ended February 25, 2006.

Management’s Discussion and Analysis

The discussion that follows provides an analysis of the consolidated operating results and financial position (Management’s Discussion and Analysis - “MD&A”) of The Jean Coutu Group (PJC) Inc. (“the Company” or the “Jean Coutu Group”) for the thirteen and thirty-nine weeks ended and as at February 25, 2006.

Management has presented certain non Generally Accepted Accounting Principles (“GAAP”) measures in this MD&A. Although operating income before amortization (“OIBA”) and earnings (or earnings per share) before unrealized losses (gains) on financing activities are not performance measures defined by Canadian GAAP, management, investors and analysts use these measures to evaluate the operating and financial performance of the Company. Moreover, the Company’s definition of these measures may differ from the ones used by other companies. These measures are reconciled with net earnings, a performance measure defined by Canadian GAAP, in the “additional information” section, which is attached to the Company’s Consolidated Financial Statements.

PRESENTATION OF FINANCIAL STATEMENTS

All financial information appears in US dollars, in accordance with Canadian GAAP, considering our predominant operations in the United States and our US dollar denominated debt. The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes as at February 25, 2006 and for the latest fiscal year ended May 28, 2005 as well as the Company’s recent public filings.

Readers may also access additional information and filings relating to the Company, including its annual information form, using the following links to the www.sedar.com (Canada) and www.sec.gov (United States) Websites.

FORWARD LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," and similar expressions, among others, identify forward-looking statements. Such statements are not guarantees of the future performance of the Company or its segments and involve known and unknown risks and uncertainties that may cause the outlook, the actual results or performance of the Company or of its reportable segments to be materially different from any future results or performance expressed or implied by such statements depending on, among others, such factors as changes in the regulatory environment as it relates to the sale of prescription drugs, competition, exposure to interest rate fluctuations, foreign currency risks, certain property and casualty risks, the ability to attract and retain pharmacists, risks in connection with third party service providers, seasonality risks, changes in federal, provincial and state laws, rules and regulations relating to the Company’s business and environmental matters, changes in tax regulations and accounting pronouncements, the success of the Company’s business model, supplier and brand reputations and the accuracy of management’s assumptions. This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. For further information, readers are referred to the section on Risks and uncertainties contained in this MD&A as well as in other Company filings. The Company disclaims any intention or obligation to update or revise any forward-looking information contained in its communications, whether as a result of new information, future events or otherwise.

COMPANY PROFILE

We exercise our activities in the North American drugstore retailing industry in two broad geographic areas, Eastern Canada and the Eastern United States, through corporate and franchised drugstores under the banners of Brooks, Eckerd, PJC Jean Coutu, PJC Santé Beauté and PJC Clinique.

As at February 25, 2006, our network of PJC Jean Coutu franchised stores (‘’PJC’’) and network of Brooks Eckerd drugstores was broken down geographically and by type of store as follows:

	Franchised stores	Corporate stores	Total

Canada	320	-	320
United States	-	1,853	1,853
Total	320	1,853	2,173

Canada. In Canada, franchising activities include operating two distribution centers and providing services to our PJC stores. These services comprise centralised purchasing, distribution, marketing, training, human resources, management, operational consulting and information systems, as well as participation in our private label program. Our PJC franchisees own and manage their stores and are responsible for merchandising and financing their inventory. They must provision their stores from our distribution centers provided that the products requested are available and priced lower than other suppliers. We supply our PJC franchisees with approximately 72% of their products, including almost all prescription drugs. Although PJC retail sales are not included in our revenues, an increase or decrease in this regard will directly affect our performance as it impacts distribution center sales and royalties.

United States. In the US, we operate a network of 1,853 corporate stores under the Brooks and Eckerd banners, and six distribution centers, in eighteen states in the Eastern United States. The head office of The Jean Coutu Group (PJC) USA, Inc. is located in Warwick, Rhode Island, where all corporate and support functions are centralized for the Brooks and Eckerd drugstore network. These functions include finance, purchasing, distribution, marketing, human resources, information systems and support, real estate and other departments.

FINANCIAL DATA

The following table presents selected data and operating results for the 13 and 39-week periods ended February 25, 2006 and February 26, 2005.

(Unaudited, in millions of US dollars except for per share amounts)	13 weeks ended February 25, 2006	13 weeks ended February 26, 2005	39 weeks ended February 25, 2006	39 weeks ended February 26, 2005
	$	$	$	$
Revenues
Canada	413.4	359.4	1,191.5	1,037.7
United States	2,462.1	2,456.0	7,076.4	5,811.3
	2,875.5	2,815.4	8,267.9	6,849.0

OIBA
Canada	42.3	37.0	123.2	106.4
United States	94.9	88.3	243.5	197.9
	137.2	125.3	366.7	304.3

Net earnings	31.6	39.9	73.5	58.2

Net earnings per share	0.12	0.15	0.28	0.23

Earnings per share before unrealized losses (gains) on financing activities	0.12	0.10	0.28	0.26

DEFINITION OF FINANCIAL DATA

Revenues

Revenues consist of Canadian and US sales plus other revenues derived from franchising and retail sales.

Canada. Merchandise sales by our distribution centers to PJC franchisees account for most of our sales in Canada. PJC retail store sales are not included in our revenues. However, changes in their retail sales directly affect our revenues since PJC franchisees purchase most of their inventory from our distribution centers. Other revenues consist of royalties from our franchisees based on a percentage of sales, rental revenues and charge backs to our franchisees in exchange for certain services.

United States. US sales consist of retail sales generated by corporate stores operating under the Eckerd and Brooks banners. Other revenues include rental revenues from our properties leased to third parties.

Gross profit

Gross profit is calculated as follows: sales minus the cost of goods sold from our distribution centers for our Canadian operations, or the cost of goods sold (which includes distribution costs and estimated inventory losses) in our stores for the US network.

General and operating expenses

General and operating expenses comprise costs associated with salaries and benefits, rent, advertising, repairs and maintenance, insurance and professional fees.

Operating income before amortization (‘‘OIBA’’)

This term has been defined in the “additional information” section attached to the Company’s Consolidated Financial Statements.

Earnings (or earnings per share) before unrealized losses (gains) on financing activities

These terms have been defined in the “additional information” section attached to the Company’s Consolidated Financial Statements.

EXCHANGE RATE DATA

The Company’s US dollar reporting currency provides shareholders with more relevant information considering the predominant operations in the United States and US dollar denominated debt. The following table shows exchange rates based on the Federal Reserve Bank of New York closing rate expressed as US dollars per Canadian dollar.

	February 25, 2006	February 26, 2005	May 28, 2005

Closing rate	0.8681	0.8060	0.7946
Average rate, quarter (1)	0.8642	0.8157
Average rate, year-to-date(1)	0.8421	0.7880

(1) Calculated using the average noon buying rates for each day in the relevant period.

COMPARISON OF THE 13- AND 39-WEEK PERIODS ENDED FEBRUARY 25, 2006 AND FEBRUARY 26, 2005

Despite a milder flu season in all of our markets, the Canadian network continues to perform well while US network same-store sales growth has improved due to improving pharmacy sales trends. US network front-end sales show improvement in categories such as beauty and consumables, but continue to be impacted by the decline in the photo category.

Net earnings

For the third quarter, net earnings were $31.6 million ($0.12 per share) compared with net earnings of $39.9 million ($0.15 per share) for the third quarter of the previous fiscal year.

During the third quarter of fiscal 2005, there was an unrealized foreign exchange gain on monetary items of $11.9 million ($0.05 per share) as explained in the Financing expenses section of this MD&A.

The first 39 week’s net earnings were $73.5 million ($0.28 per share) compared with $58.2 million ($0.23 per share) for the corresponding period last year.

Revenues

Total revenues, which include sales and other revenues, rose $60.1 million or 2.1% to $2.876 billion for the 13-week period ended February 25, 2006 compared with $2.815 billion for the same period last year. Revenues increased by $1.419 billion or 20.7% to $8.268 billion for the 39-week period ended February 25, 2006 compared with $6.849 billion for the corresponding period in fiscal 2005.

Canada. Revenues from Canadian operations showed double digit growth in the quarter, reaching $413.4 million compared with $359.4 million for the third quarter of the 2005 fiscal year, an increase of $54.0 million or 15.0%. Third quarter revenues increased by 8.5% year-over-year excluding the impact of currency exchange rate fluctuations. During the 13-week period there was 1 opening and 3 closures of PJC franchised stores, and sales increases reflect growth resulting from previous period openings, renovations or moves of network stores and growth in PJC same store retail sales. For the third quarter ended February 25, 2006, on a same-store basis and in local currency, total PJC retail sales advanced 3.3%, pharmaceutical sales gained 7.3% and front-end sales decreased 1.6% year-over-year. Retail sales growth was negatively impacted by a difficult comparison with last year’s stronger flu season, affecting both the pharmacy and the front-end’s cough and cold categories. The 39-week revenue figures reached $1.192 billion, an increase of $153.8 million or 14.8% year-over-year (or 7.6% in local currency). For the 39-week period, on a same-store basis, total PJC network retail sales advanced 3.9%, pharmaceutical sales gained 6.6% and front-end sales picked up 0.3% year-over-year. There were a total of 7 new store openings, including 4 relocations along with 4 closures of PJC franchised stores during the first three quarters of fiscal 2006, bringing our PJC network to 320 stores.

United States. Revenues from US operations reached $2.462 billion for the 13-week period ended February 25, 2006, up slightly from last year, due principally to improving pharmacy sales, net of the closure of 78 non-performing Eckerd drugstores during the first quarter of fiscal 2006, which had contributed $48.4 million to revenues during the corresponding period in fiscal 2005. On a same-store basis and for the Brooks Eckerd network, total retail sales increased 1.5%, pharmaceutical sales gained 2.2% and front-end sales decreased 0.1% year-over-year. During the third quarter of fiscal 2006, there were 9 new store openings including 7 relocations and 2 closures, bringing our US network to 1,853 stores.

Brooks Eckerd same-store sales were good in the pharmacy considering that growth was negatively impacted by a difficult comparison with last year’s strong flu season. Pharmacy sales were also impacted by the conversion of brand name drugs to generics, which generally have a lower selling price, but higher gross margins to the drugstore retailer. The effect of generic drugs replacing brand drugs on pharmacy sales growth was 212 basis points during the third quarter of fiscal 2006. In the front-end, consumables performed very well, core beauty categories were up, but there was a slight decline in overall sales year-over-year, principally due to the milder flu season which affected sales in the cough and cold category and due to the drop in the photo category.

39-week revenue figures increased to $7.076 billion for the period ended February 25, 2006, up $1.265 billion or 21.8% from last year. The increase is principally due to the additional revenue of $1.297 billion from the acquired Eckerd drugstores for the full 39 weeks in fiscal 2006, compared with 30 weeks in fiscal 2005. For the current 39-week period and on a same-store basis, total sales increased 0.5%, pharmaceutical sales gained 1.3% and front-end sales decreased 1.5% year-over-year. This measure includes same-store sales for the acquired Eckerd drugstores as of August 1, 2005.

Gross profit

Canada. Gross profit from Canadian operations was $34.9 million for the third quarter compared to $30.0 million for the corresponding period the previous year. Gross margin increased slightly to 9.5% for the 13-week period ended February 25, 2006 compared with 9.4% for the corresponding period last year. The first three quarter’s gross margin was 9.3% in both fiscal 2006 and 2005.

United States. Gross profit from US operations amounted to $621.5 million for the 13-week period ended February 25, 2006 compared with $611.5 million for the corresponding period the previous year. The gross margin percentage of our US operations was 25.3% this quarter compared with 25.8% in the second quarter of fiscal 2006 and 24.9% for the same period last year. The third quarter’s gross margin decreased due to pressure on pharmacy margins due to new Medicare Part D prescriptions and compression of managed care margins. Front-end gross margins slipped due to sales declines in the film and photo category. The first three quarter’s gross margin improved to 25.5% from 24.6% for the corresponding period in fiscal 2005. The year-over-year improvement is due to the greater sales of generics in the pharmacy and better merchandising, mix and pricing in the front-end.

Other revenues

Other revenues, which are included in total revenue in the Company’s GAAP financial statements, increased to $48.8 million in the third quarter of fiscal 2006 from $44.2 million for the same period in the previous year principally due to increased royalties. The first three quarter’s other revenues increased to $140.1 million from $126.2 million for the same period in the previous fiscal year.

General and operating expenses

General and operating expenses for the 13-week period ended February 25, 2006 were $569.1 million, up from $561.3 million for the same period last year.

Canada General and operating expenses performance for the quarter represented 9.6% of revenues versus 9.8% last year.

United States General and operating expenses represented 21.5% of revenues in the US versus 21.4% a year earlier. General and operating expenses were 22.3% of revenues during the second quarter of fiscal 2006. This item increased from $511.3 million in the second quarter of fiscal 2006 to $529.4 million in the third quarter of fiscal 2006, an increase of $18.1 million, due to increases in pharmacy and front-end wages for Medicare Part D initiatives and holiday sales as well as seasonal or variable costs such as utilities costs.

Total general and operating expenses for the 39-week period ended February 25, 2006 were $1.675 billion, up $339.3 million from the same period in fiscal 2005. This increase is essentially attributable to the US operations and the acquired Eckerd drugstores. Year-to-date operating expenses performance was mixed, representing 9.2% of revenues in Canada versus 9.6% last year and 22.1% versus 21.3% a year earlier in the US.

OIBA

OIBA increased in the third quarter of fiscal 2006, advancing 9.5% to $137.2 million from $125.3 million in the corresponding period last year. OIBA as a percentage of revenues ended the quarter at 4.8% compared with 4.5% for the same period last year. 39-week OIBA increased, advancing 20.5% to $366.7 million in fiscal 2006 from $304.3 million in the corresponding period last year. The increase in OIBA for the 39-week period ended February 25, 2006 reflects the operation of the acquired Eckerd drugstores for the full first three quarters of fiscal 2006 compared with thirty weeks in fiscal 2005, as well as the improving performance of existing Canadian operations. OIBA as a percentage of revenues ended the 39-week period at 4.4% in both fiscal 2006 and 2005.

Amortization

Amortization charges increased to $61.2 million during the third quarter of fiscal 2006, up $3.8 million from the corresponding period in fiscal 2005. The 39-week amortization charges increased to $183.2 million during fiscal 2006 compared with $138.3 million for the same period last year. The increase in the charges is due to the amortization of assets related to the acquired Eckerd drugstores for the full first three quarters in fiscal 2006 compared with thirty weeks last year.

Financing expenses

Financing expenses were $52.8 million during the third quarter of fiscal 2006, an increase of $20.0 million over the year-earlier period, due principally to a year-over-year increase in interest costs on the $1.3 billion of debt which bears interest at floating rates and a $11.9 million unrealized foreign exchange gain recorded during the third quarter of fiscal 2005 on monetary items related to the Eckerd acquisition. The fiscal 2005 year-to-date $8.2 million unrealized foreign exchange loss reflects the loss until the Company reviewed its arrangements and documentation in order to ensure that all significant monetary items were properly hedged against future foreign exchange risk. Year-to-date financial expenses were $152.2 million during the first three quarters of fiscal 2006, an increase of $37.6 million over the year-earlier period, as a result of the Eckerd acquisition.

During the quarter, average long-term debt (including current portion of long-term debt) decreased from $2.580 billion for the third quarter of fiscal 2005 to $2.486 billion for the third quarter of fiscal 2006. The weighted average interest rate on the Company’s long term debt increased to 7.4% during the current fiscal quarter compared with 6.3% for the same period last year.

Income taxes

There was an income tax recovery of $9.5 million in the third quarter of fiscal 2006 compared with a recovery of $5.7 million for the same period last year. For the first three quarters of fiscal 2006, there was a tax recovery of $45.1 million compared with a recovery of $9.4 million for the corresponding period in fiscal 2005. The low effective tax rate is a result of the financing structure established as part of the Eckerd transaction.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of selected consolidated financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters. Each of the quarters is 13 weeks in duration.

Summary of quarterly results

(Unaudited, in millions of US dollars unless otherwise noted)	Q3 2006	Q2 2006	Q1 2006	Q4 2005	Q3 2005	Q2 2005	Q1 2005	Q4 2004

Revenues	2,875.5	2,709.3	2,683.1	2,768.4	2,815.4	2,696.9	1,336.7	781.1
OIBA	137.2	125.1	104.4	148.4	125.3	117.1	61.9	62.3
Net earnings (loss)	31.6	30.8	11.1	46.2	39.9	(4.0)	22.3	32.6

Net earnings (loss) per share	0.12	0.12	0.04	0.18	0.15	(0.02)	0.09	0.14

Earnings per share before unrealized losses on financing activities	0.12	0.11	0.05	0.18	0.10	0.06	0.09	0.14

•	The Company acquired 1,549 Eckerd drugstores on July 31, 2004, during the first quarter of fiscal 2005, resulting in a substantial change in operations and operating results.
•

During the second and third quarters of fiscal 2005, there was a $19.7 million unrealized foreign exchange loss followed by a $11.9 million unrealized foreign exchange gain on monetary items related to the Eckerd acquisition, reflecting the loss and gain until the Company reviewed its arrangements and documentation in order to ensure that all significant monetary items were properly hedged against future foreign exchange risk. The fiscal 2005 unrealized loss amounted to $7.8 million.

•

Fourth quarter fiscal 2005 OIBA was positively impacted by $21 million due to changes in estimates for some Eckerd network operating expenses and revenues on the basis of new information obtained in the quarter. These changes in estimates were accounted for on a prospective basis.

•

At the end of the fiscal year ended May 28, 2005, the Company announced the closing of 78 non performing Eckerd drugstores, which was completed during the first quarter of fiscal 2006. The net addition to the provision for store closures and to the write-down of related assets, which are included in the purchase price equation at May 28, 2005, amounted to $100.5 million.

•	The Company eliminated dual infrastructures in its US network during the first quarter of fiscal 2006.

The weather has an effect on the general population’s health and by extension the Company’s retail sales and those of our franchised outlets. For example, in winter, the Company sells more cold and flu medicine, while in the summer, allergy and sun protection products are in greater demand. Corporate and franchised outlet sales are impacted by holidays such as Christmas, Easter, Thanksgiving, Valentine’s Day, Mother’s Day and Father’s Day. The peak sales period is generally the Company’s third quarter of its fiscal year, which includes Christmas.

FINANCIAL POSITION

Total assets were $5.688 billion as at February 25, 2006, a decrease of $7.3 million from May 28, 2005. Cash, cash equivalents and temporary investments, which amounted to $210.7 million at May 28, 2005, decreased by $95.9 million during the period to $114.8 million at February 25, 2006. During that period, the Company received proceeds of $97.9 million from the disposal of capital assets. During the first three quarters of fiscal 2006, the Company used cash to reduce long-term debt by $82.8 million. There was a use of cash due to net changes in non-cash asset and liability items of $224.1 million during the 39 weeks ended February 25, 2006, due principally to a $149.6 million increase in inventories, a $37.3 million increase in income taxes receivable and a $32.0 million decrease in income taxes payable. The increase in inventories during fiscal 2006 is due to supply chain disruptions in the US network.

On March 27, 2006, the Company completed the sale of the former Eckerd headquarters located in Largo, Florida for $23.3 million net, representing the approximate net book value of the assets sold. This item was classified as Assets held for sale as at February 25, 2006.

Shareholders’ equity amounted to $1.518 billion as at February 25, 2006, an increase of $106.0 million from May 28, 2005 resulting principally from net earnings of $73.5 million, net of dividends of $20.0 million. In addition, there was a $51.2 million increase to the foreign currency translation adjustments account due to the effects of changes in the value of the Canadian dollar versus the United States dollar on shareholders’ equity of Canadian entities and on net investments in subsidiaries.

The ratio of net debt to the last twelve months operating income before amortization (OIBA) amounted to 4.6 times at February 25, 2006 compared with 4.8 times at May 28, 2005.

LIQUIDITY AND CAPITAL RESOURCES

The Company’s cash flows are generated by: i) the sale of prescription drugs and other products by corporate-owned stores, ii) merchandise sales to and rent received from PJC franchised stores, iii) the collection of royalties from PJC franchisees, and iv) rent from properties leased to tenants other than franchisees. These cash flows are used: i) to purchase products and services for resale, ii) to finance operating expenses, iii) for debt service, iv) for real estate investments, and v) to finance capital expenditures incurred to renovate and open stores and replace equipment. We have typically financed capital expenditures and working capital requirements through cash flow from operating activities. Our larger acquisitions have been financed through long-term debt and equity.

Cash flow from operating activities

Cash provided by operating activities amounted to $58.0 million for the 13-week period ended February 25, 2006, compared with $77.9 million in the corresponding period of the previous fiscal year. This results primarily from the cash generated from net cash earnings, offset by changes in non-cash items resulting from the Company’s larger drugstore network for the full first three quarters of fiscal 2006. There was a $48.3 million use of cash during the third quarter of fiscal 2006 for net non-cash asset and liability items compared with a use of cash of $14.7 million for the same period last year, due principally to the increase in income taxes receivable during the third quarter of fiscal 2006.

Cash flow from investing activities

Cash used in investing activities was $36.7 million for the 13-week period ended February 25, 2006 compared with $53.8 million for the corresponding period in fiscal 2005. $37.0 million ($113.9 million – year-to-date) was used to acquire capital assets this quarter compared with $58.5 million ($132.6 million – year-to-date) for the corresponding period a year ago. During the first three quarters of fiscal 2006, the Company received $97.9 million proceeds from the disposal of capital assets, including $94.0 million of proceeds from the sale of certain real estate assets of the Canadian franchising segment ($8.6 million for the same period in fiscal 2005). During the first three quarters of fiscal 2005, $2.515 billion was used to acquire the Eckerd drugstore operations.

Cash flow from financing activities

During the 13-week period ended February 25, 2006, $20.1 million of cash was used in financing activities compared with $1.3 million for the corresponding period in fiscal 2005. The Company repaid $13.2 million of long-term debt during the third quarter of fiscal 2006 ($15.0 million increase in revolving credit facilities and $10.8 million repayment of long-term debt for the same period in fiscal 2005). During the first three quarters of fiscal 2006, the Company repaid long-term debt in the amount of $82.8 million compared with a net increase of $2.350 billion for the same period in fiscal 2005. During the first three quarters of fiscal 2006, the Company received proceeds of $0.4 million from the issuance of capital stock compared with $425.0 million in the corresponding period a year ago. Cash used for dividends on Class A subordinate voting shares and Class B shares amounted to $20.0 million during the first three quarters of fiscal 2006 compared with $19.0 million for the same period last year.

Conclusion on liquidity position

The Company had $114.8 million of cash and cash equivalents as of February 25, 2006 compared with cash, cash equivalents and temporary investments of $210.7 million at May 28, 2005. In addition, it had access to up to an unused $279.1 million of its $350.0 million revolving facility (net of $70.9 million of outstanding letters of credit).

On March 10, 2006, the Company amended its senior secured credit facility maturing in 2011 in order to provide more flexibility to execute its business plan. The amended facility requires compliance with certain financial covenants, which include (a) a maximum leverage ratio of 5.25x through September 2, 2006, decreasing gradually over time to 2.50x as of March 1, 2009 and (b) a minimum fixed charge coverage ratio of 1.1x, increasing gradually over time to 1.4x for the fiscal quarter ended on or about May 31, 2010. As a result of the amendment, the applicable margin on the Term B loans increased by 25 basis points. Based on the current outstanding amount of Term B loans, annualized pre-tax financing expenses will increase by approximately $2.7 million.

The Company has operating liquidities and access to credit facilities to finance its operating activities.

Current ratings for the Company’s credit facilities as confirmed by Standard & Poor’s Corporation (S&P) and Moody’s Investors Service (Moody’s) are as follows:

	S&P	Moody’s
Secured credit facilities Senior notes • Unsecured • Unsecured subordinated	BB- B- B-	B2 B3 Caa2

S&P and Moody’s lowered their credit ratings during fiscal 2006. The ratings downgrades do not result in any cash payment requirement or affect the Company’s available cash position. The Company’s bank covenants and interest rates are not based on corporate ratings.

CAPITAL STOCK

During the first three quarters of fiscal 2006, there were 41,960 Class A subordinate voting shares issued due to the exercise of stock options.

At February 25, 2006, the total number of Class A subordinate voting shares (TSX: PJC.SV.A) issued was 142,294,060 and the number of Class B shares amounted to 119,385,000, for a total of 261,679,060 shares outstanding.

For the 52-weeks ended May 28, 2005, 33,350,000 Class A subordinate voting shares were issued at a price of $C 17.45 per share for net proceeds of C$564.4 million or US$424.4 million. Also, 865,000 Class B shares were exchanged for an equivalent number of Class A subordinate voting shares and 1,363,590 new Class A subordinate voting shares were issued due to the exercise of stock options.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

Readers are referred to the table of material contractual cash obligations under our long-term debt, long-term leases, inventories and capital assets commitments included in the fiscal 2005 MD&A as of May 28, 2005.

Long-term debt

On July 31, 2004, the Company completed the Eckerd acquisition. This acquisition was funded by a combination of long-term credit facilities, notes and issuance of subordinate voting shares. As a result, the Company’s long-term debt, including current portion, amounted to $2.480 billion at February 25, 2006.

Operating lease obligations

The Company leases a substantial portion of its real estate using conventional operating leases. Generally, the Company’s real estate leases are for primary terms of 10 to 20 years, with options to renew.

As at May 28, 2005, operating lease obligations until 2035 amounted to $4.346 billion and are mostly in connection with properties that are leased in Canadian and US operations. The Company has also signed lease and sublease agreements under which it will receive minimum payments totalling $286.8 million until 2035.

FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

We are exposed to market risk relating to changes in interest rates with regard to our variable rate debt. We have a significant amount of debt, $1.3 billion of which bears interest at floating rates.

During fiscal 2005, the Company entered into two interest rate swap transactions to fix the interest rate on $200 million of the Company’s term loan facilities. These transactions qualified for hedge accounting.

Guarantees and buyback agreements

The Company has guaranteed reimbursement of certain bank loans contracted by franchisees to a maximum amount of $6.1 million. The Company is also committed to financial institutions to purchase the equipment and inventories of some of its franchisees. As of February 25, 2006, the maximum value of the equipment and inventories buyback agreements was approximately $22.3 million and $55.3 million respectively.

FOREIGN EXCHANGE RISK MANAGEMENT

Even though the Company’s reporting currency is US dollars, non-Consolidated Financial Statements of the parent company and its subsidiaries are prepared based on their respective functional currencies, which is the US dollar for US operations and the Canadian dollar for Canadian operations and corporate activities.

Transactions denominated in currencies other than an entity’s functional currency are translated according to the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, non-monetary assets and liabilities at their historical rates and statement of earnings items at the average monthly exchange rates. All exchange gains and losses are current in nature and are included in the consolidated statement of earnings, unless subject to hedge accounting.

RELATED PARTY TRANSACTIONS

Our operations include transactions with enterprises controlled by an executive with significant influence on the Company. These transactions are executed in the normal course of business and measured at the exchange amount. At February 25, 2006, Mr. François J. Coutu, President of Canadian Operations and Vice-Chairman of the Company, owned a PJC franchise.

CHANGES IN ACCOUNTING POLICIES AND RECENT PRONOUNCEMENTS

There were no changes in accounting policies that had a material impact on the Company’s Consolidated Financial Statements during the first three quarters of fiscal 2006.

RISKS AND UNCERTAINTIES

Eckerd acquisition

The Eckerd integration is the Company’s largest to date. The Company could run into difficulties in realizing synergies and improving outlet performance in accordance with plan.

Competition

The Company faces competition from all sides: local, regional, national and international companies, other drugstore chains and banners, independent pharmacies, supermarkets, discount retailers and Internet companies. This increased competition could lead to greater pricing pressure, a situation that would force us to increase sales volume and sell products and services at a lower price in order to remain competitive.

Variable rate debt

Our credit facilities are subject to variable interest rates, thus exposing us to interest rate risk. Should interest rates rise, our variable-rate debt service obligations would increase even if the amount borrowed remained the same.

Currency fluctuation

Our revenues are earned in US and Canadian dollars whereas our credit facilities are denominated in US dollars only. Fluctuations in US and Canadian exchange rates could therefore expose the Company to currency risks.

Readers are referred to the fiscal 2005 MD&A as of May 28, 2005 for a detailed description of the risks and uncertainties.

STRATEGIES AND OUTLOOK

The Jean Coutu Group is well positioned to capitalize on the growth in the North American drugstore retailing industry, based on its strong brands, a focus on excellence in customer service in pharmacy and front-end innovation with an emphasis on health and beauty. Demographic trends in Canada and the United States are expected to contribute to growth in the consumption of prescription drugs, and to the increased use of pharmaceuticals as the primary intervention in individual healthcare. Management believes that these trends will continue and that the Company will achieve sales growth through differentiation and quality of offering and service levels in its drugstore network.

The Company operates its Canadian and US networks with a focus on sales growth, store base projects and operating efficiency to create shareholder value.

•	Sales growth initiatives

The Company operates as a Pharmacy First, aiming to be the one-stop community pharmacy provider through an expanding product and service offer across third party networks. The Company will grow front-end sales through improved category management, private label offering, pricing and promotions with a focus on margin improvement.

•	Optimize store base

The Company will optimize its networks through new and relocated store programs as well as store remodel and renovation projects, by strengthening the store base through market and customer focused solutions to grow network sales profitably.

•	Focus on operating efficiency

In its US network, the Company will continue to implement actions to improve sourcing, logistics and supply chain, reduce inventory levels and shrink along with aligning corporate and store labor with activity and sales levels. The Company continues to improve its technology platform and expects to complete the elimination of dual processes and systems over the next 9 to 12 months.

April 11, 2006

Unaudited interim consolidated financial statements

February 25, 2006 and February 26, 2005

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of earnings	13 weeks		39 weeks
Periods ended February 25, 2006 and February 26, 2005	2006	2005	2006	2005
(unaudited, in millions of US dollars, unless otherwise noted)	$	$	$	$

Sales	2,826.7	2,771.2	8,127.8	6,722.8
Other revenues (Note 2)	48.8	44.2	140.1	126.2
	2,875.5	2,815.4	8,267.9	6,849.0
Operating expenses
Cost of goods sold	2,170.3	2,129.7	6,229.3	5,211.8
General and operating expenses	569.1	561.3	1,674.8	1,335.5
Amortization (Note 3)	61.2	57.4	183.2	138.3
	2,800.6	2,748.4	8,087.3	6,685.6
Operating income	74.9	67.0	180.6	163.4
Financing expenses
Interest on long-term debt	50.9	46.8	150.7	106.7
Unrealized foreign exchange loss (gain) on monetary items	0.3	(11.9)	(0.3)	8.2
Other financing expenses, net	1.6	(2.1)	1.8	(0.3)
	52.8	32.8	152.2	114.6
Earnings before income tax recovery	22.1	34.2	28.4	48.8
Income tax recovery	(9.5)	(5.7)	(45.1)	(9.4)
Net earnings	31.6	39.9	73.5	58.2

Net earnings per share, in dollars (Note 4)
Basic	0.12	0.15	0.28	0.23
Diluted	0.12	0.15	0.28	0.23

Consolidated statements of retained earnings	13 weeks		39 weeks
Periods ended February 25, 2006 and February 26, 2005	2006	2005	2006	2005
(unaudited, in millions of US dollars)	$	$	$	$

Balance, beginning of period	816.4	714.3	787.6	708.6
Net earnings	31.6	39.9	73.5	58.2
	848.0	754.2	861.1	766.8
Dividends	6.9	6.4	20.0	19.0
Balance, end of period	841.1	747.8	841.1	747.8

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated balance sheets	As at February 25, 2006	As at May 28, 2005
(in millions of US dollars)	$	$
	(unaudited)	(audited)
Assets
Current assets
Cash and cash equivalents	114.8	132.2
Temporary investments	-	78.5
Accounts receivable	549.7	544.8
Inventories	1,827.8	1,678.2
Prepaid expenses	43.7	41.0
Income taxes receivable	44.1	6.8
Assets held for sale (Note 5)	23.3	-
	2,603.4	2,481.5
Investments	20.8	18.8
Capital assets	1,359.9	1,492.5
Intangible assets	701.3	729.6
Goodwill	889.8	866.5
Other long-term assets	112.4	106.0
	5,687.6	5,694.9

Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,111.1	1,109.9
Income taxes payable	0.9	32.9
Future income taxes	79.9	97.8
Current portion of long-term debt	56.3	65.6
	1,248.2	1,306.2
Long-term debt	2,423.2	2,495.8
Other long-term liabilities (Note 6)	498.1	480.8
	4,169.5	4,282.8

Shareholders' equity
Capital stock	577.9	577.5
Contributed surplus	1.7	0.8
Retained earnings	841.1	787.6
Foreign currency translation adjustments	97.4	46.2
	1,518.1	1,412.1
	5,687.6	5,694.9

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated statements of cash flows	13 weeks		39 weeks
Periods ended February 25, 2006 and February 26, 2005	2006	2005	2006	2005
(unaudited, in millions of US dollars)	$	$	$	$

Operating activities
Net earnings	31.6	39.9	73.5	58.2
Items not affecting cash
Amortization	61.2	57.4	183.2	138.3
Amortization of deferred financing fees	3.1	2.7	9.1	7.1
Unrealized foreign exchange loss (gain) on monetary items	0.3	(11.9)	(0.3)	8.2
Future income taxes	9.7	4.0	(29.3)	7.6
Other	0.4	0.5	(3.9)	3.4
	106.3	92.6	232.3	222.8
Net changes in non-cash asset and liability items	(48.3)	(14.7)	(224.1)	(92.2)
Cash flow provided by operating activities	58.0	77.9	8.2	130.6
Investing activities
Business acquisitions	-	(0.9)	-	(2,514.7)
Investments and temporary investments	(1.4)	5.1	78.2	6.6
Purchase of capital assets	(37.0)	(58.5)	(113.9)	(132.6)
Proceeds from the disposal of capital assets (Note 9)	3.1	4.2	97.9	8.6
Purchase of intangible assets	(2.3)	(2.0)	(9.8)	(3.0)
Proceeds from the disposal of intangible assets	0.9	-	8.7	-
Other long-term assets	-	(1.7)	(0.4)	(82.1)
Cash flow provided by (used in) investing activities	(36.7)	(53.8)	60.7	(2,717.2)
Financing activities
Changes in bank loans	-	-	-	(15.0)
Changes in revolving credit facilities	-	15.0	-	15.0
Issuance of long-term debt	-	-	-	2,550.0
Repayment of long-term debt	(13.2)	(10.8)	(82.8)	(200.3)
Issuance of capital stock	-	0.9	0.4	425.0
Dividends	(6.9)	(6.4)	(20.0)	(19.0)
Cash flow provided by (used in) financing activities	(20.1)	(1.3)	(102.4)	2,755.7
Foreign currency translation adjustments	2.7	(5.0)	16.1	12.3
Increase (decrease) in cash and cash equivalents	3.9	17.8	(17.4)	181.4
Cash and cash equivalents, beginning of period	110.9	178.2	132.2	14.6
Cash and cash equivalents, end of period	114.8	196.0	114.8	196.0

See complementary cash flow information in Note 9.

The segmented information and the accompanying notes are an integral part of these unaudited interim consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated segmented information

Periods ended February 25, 2006 and February 26, 2005

(unaudited, in millions of US dollars)

The Company has two reportable segments: franchising and retail sales. Within the franchising segment, the Company carries on the franchising activity of the "PJC Jean Coutu" banner, operates a distribution center and coordinates several other services for the benefit of its franchisees. The Company operates retail sales outlets selling pharmaceutical and other products under the "Brooks" and "Eckerd" banners.

The Company analyzes the performance of its operating segments based on their operating income before amortization, which is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however, management uses this performance measure for assessing the operating performance of its reportable segments.

Segmented information is summarized as follows:

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$
Revenues (1)
Franchising	413.4	359.4	1,191.5	1,037.7
Retail sales	2,462.1	2,456.0	7,076.4	5,811.3
	2,875.5	2,815.4	8,267.9	6,849.0

Operating income before amortization
Franchising	42.3	37.0	123.2	106.4
Retail sales	94.9	88.3	243.5	197.9
	137.2	125.3	366.7	304.3

Amortization
Franchising (2)	4.0	3.7	11.7	10.3
Retail sales	58.3	54.6	174.4	130.6
	62.3	58.3	186.1	140.9

Operating income
Franchising	38.3	33.3	111.5	96.1
Retail sales	36.6	33.7	69.1	67.3
	74.9	67.0	180.6	163.4

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

THE JEAN COUTU GROUP (PJC) INC.

Consolidated segmented information

Periods ended February 25, 2006 and February 26, 2005

(unaudited, in millions of US dollars)

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$

Acquisition of capital assets and intangible assets (3)
Franchising	13.8	5.5	33.2	16.0
Retail sales	25.5	55.0	90.5	119.6
	39.3	60.5	123.7	135.6

			As at February 25, 2006	As at May 28, 2005
			$	$

Capital assets, intangible assets and goodwill
Franchising			276.3	300.2
Retail sales			2,674.7	2,788.4
			2,951.0	3,088.6

Total assets
Franchising			681.2	737.2
Retail sales			5,006.4	4,957.7
			5,687.6	5,694.9

The Company's Revenues, Capital assets, intangible assets and goodwill as well as Total assets for the geographic areas of Canada and the United States correspond respectively, to the franchising and retail sales sectors.

(1) Revenues include sales and other revenues.

(2) Including amortization of incentives paid to franchisees.

(3) Excluding business acquisitions.

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited interim consolidated financial statements

Periods ended February 25, 2006 and February 26, 2005

(Tabular amounts are in millions of US dollars unless otherwise noted)

1.  Financial statement presentation

The unaudited interim consolidated financial statements have been prepared in accordance with Canadian GAAP. These financial statements do not contain all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the most recently prepared annual consolidated financial statements for the year ended May 28, 2005.

The preparation of consolidated financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions. These may affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. They may also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The most significant areas requiring the use of management estimates relate to : inventory valuation, valuation of long-term assets, and reserves and allowances, specifically those related to store closures, workers' compensation and general liability, and income taxes.

These unaudited interim consolidated financial statements have been prepared based on accounting policies and methods of application consistent with those used in the preparation of the most recently prepared audited annual consolidated financial statements.

The Company's business follows a seasonal pattern. The peak sales period is generally the Company's third quarter of its fiscal year, which includes Christmas.

2. Other revenues

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$

Royalties	22.8	19.4	63.3	55.9
Rent	14.6	14.5	43.0	41.4
Sundry	11.4	10.3	33.8	28.9
	48.8	44.2	140.1	126.2

3. Amortization

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$

Capital assets	47.0	46.2	142.2	111.8
Intangible assets	14.2	11.2	40.9	26.2
Deferred costs	-	-	0.1	0.3
	61.2	57.4	183.2	138.3

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited interim consolidated financial statements

Periods ended February 25, 2006 and February 26, 2005

(Tabular amounts are in millions of US dollars unless otherwise noted)

4. Net earnings per share

The reconciliation of the number of shares used to calculate the diluted net earnings per share is established as follows:

	13 weeks		39 weeks
	2006	2005	2006	2005
	(in millions)		(in millions)
Weighted average number of shares used to compute basic net earnings per share	261.7	261.3	261.7	253.7
Effect of dilutive stock options	0.1	0.7	0.2	0.8
Weighted average number of shares used to compute diluted net earnings per share	261.8	262.0	261.9	254.5

The Company uses the treasury stock method for the calculation of the diluted net earnings per share and excludes anti-dilutive options.

5.	Assets held for sale

On March 27, 2006, the Company's retail sales sector sold the former Eckerd headquarters located in Largo, Florida for $23.3 million, net of selling fees, representing the approximate net book value of the assets sold.

6. Other long-term liabilities

	As at February 25, 2006	As at May 28, 2005
	$	$

Deferred revenues	33.7	9.8
Deferred lease obligations	25.2	17.8
Unfavorable leases	30.4	32.3
Workers' compensation and general liability	67.1	68.8
Liabilities for store closures (1)	78.2	96.6
Future income taxes	254.1	246.5
Other	9.4	9.0
	498.1	480.8

(1) Liabilities for store closures consist of the present value of lease obligations, net of estimated sublease rental income and other exit costs. For the thirteen and thirty-nine week periods ended February 25, 2006, payments of $7,510,000 and $23,728,000 have been applied against the provision (including short term portion). Also, for the thirteen and thirty-nine week periods ended February 25, 2006, charges of $719,000 and $2,940,000 were recorded in the results to reflect the new store closures.

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited interim consolidated financial statements

Periods ended February 25, 2006 and February 26, 2005

(Tabular amounts are in millions of US dollars unless otherwise noted)

7. Stock-based compensation plan

The Company has a fixed stock option plan. Since June 1, 2003, stock-based compensation cost is recorded under the fair value method. The expense recorded is $482,000 and $899,000 for the thirteen and thirty-nine week periods ended February 25, 2006 respectively ($215,000 and $429,000 for the thirteen and thirty-nine week periods ended February 26, 2005).

Had compensation cost been determined using the fair value based method at the date of grant for awards granted during the year ended May 31, 2003, the Company's net earnings for the thirteen and thirty-nine week periods ended February 25, 2006 would have been reduced by $82,000 and $239,000 respectively ($77,000 and $224,000 for the thirteen and thirty-nine week periods ended February 26, 2005). Basic net earnings per share and diluted net earnings per share for those periods would have been unchanged.

8. Pension plans

The Company offers defined benefit and defined contribution pension plans providing pension benefits to its employees.

The defined benefit and defined contribution plans expenses are as follows:

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$
Defined contribution plans	6.6	6.1	18.1	13.0
Defined benefit plans	0.3	0.3	0.9	0.9
	6.9	6.4	19.0	13.9

9. Supplemental cash flow information

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$
Interest paid	66.8	69.2	161.4	87.0
Income taxes paid	6.3	1.3	53.2	47.1

On November 4, 2005, the Company sold certain real estate assets of its Canadian franchising segment for a total consideration of $94.0 million ($C 111.7 million) in cash and entered into leaseback agreements for the areas used by the Jean Coutu drugstores. The Company realized a pre-tax gain on disposal of $20.9 million ($C 24.8 million). Even though only 41% of the leasable area sold represents the leaseback portion, GAAP requires, under certain criteria, that the entire gain be deferred over the life of the new leases, which have an average duration of approximately 16 years.

10. Comparative figures

Certain comparative figures have been reclassified to conform with the presentation of the current period.

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited interim consolidated financial statements

Periods ended February 25, 2006 and February 26, 2005

(Tabular amounts are in millions of US dollars unless otherwise noted)

11. Reconciliation of Canadian GAAP to United States GAAP

These consolidated financial statements are prepared in accordance with Canadian GAAP, which differ, in certain material respects from generally accepted accounting principles in the United States (“US GAAP”). While the information presented below is not a comprehensive summary of all differences between Canadian GAAP and US GAAP, other differences are considered unlikely to have a significant impact on the consolidated financial statements of the Company.

All material differences between Canadian GAAP and US GAAP and the effect on net earnings and shareholders’ equity are presented in the following tables with an explanation of the adjustments.

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$
Reconciliation of net earnings
Net earnings - Canadian GAAP	31.6	39.9	73.5	58.2
Adjustment in respect of amortization (a)	-	0.1	0.1	0.3
Adjustment in respect of sale-leaseback (b)	(0.9)	-	(0.9)	-
Adjustment in respect of sale of capital assets (c)	-	-	0.9	-
Tax effect of above adjustments	0.3	-	-	(0.1)
Net earnings - US GAAP	31.0	40.0	73.6	58.4

Net earnings per share - US GAAP (in dollars)
Basic	0.12	0.15	0.28	0.23
Diluted	0.12	0.15	0.28	0.23

Other comprehensive income items
Cumulative translation adjustments, net of tax (e)	7.8	(41.2)	51.2	54.5
Cumulative translation adjustments on amortization, on sale-leaseback and on sale of capital assets, net of tax (a, b, c and e)	(0.2)	0.6	(0.9)	(0.9)
Changes in fair value of derivatives, net of tax (d)	1.2	(0.4)	4.9	0.6
Reclassification of realized gain on derivatives to the earnings (d)	0.2	-	0.4	2.2
Other comprehensive income items	9.0	(41.0)	55.6	56.4

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited interim consolidated financial statements

Periods ended February 25, 2006 and February 26, 2005

(Tabular amounts are in millions of US dollars unless otherwise noted)

11. Reconciliation of Canadian GAAP to United States GAAP (continued)

	As at February 25, 2006	As at May 28, 2005
	$	$
Statement of accumulated other comprehensive income items
Accumulated other comprehensive income items:
Cumulative translation adjustments, net of tax (e)	97.4	46.2
Cumulative translation adjustments on amortization, on sale-leaseback and sale of capital assets, net of tax (a, b, c and e)	(2.3)	(1.4)
Cumulative changes in fair value of derivatives net of reclassification of realized gain (loss) to the earnings and net of tax (d)	4.5	(0.8)
Accumulated other comprehensive income items	99.6	44.0

Reconciliation of shareholders' equity
Shareholders' equity - Canadian GAAP	1,518.1	1,412.1
Adjustment in respect of:
Amortization (a)	(12.9)	(13.0)
Sale-leaseback (b)	(0.9)	-
Sale of capital assets (c)	0.9	-
Tax effect of above adjustments	4.5	4.5
Cumulative translation adjustments, net of tax (e)	(97.4)	(46.2)
Accumulated other comprehensive income items	99.6	44.0
Shareholders' equity - US GAAP	1,511.9	1,401.4

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited interim consolidated financial statements

Periods ended February 25, 2006 and February 26, 2005

(Tabular amounts are in millions of US dollars unless otherwise noted)

11. Reconciliation of Canadian GAAP to United States GAAP (continued)

The impact of differences between Canadian GAAP and US GAAP on consolidated balance sheet items is as follows:

	As at February 25, 2006		As at May 28, 2005
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
	$	$	$	$
Consolidated balance sheets items
Assets
Capital assets (a) and (b)	1,359.9	1,409.8	1,492.5	1,477.3
Other long-term assets (a) and (d)	112.4	122.9	106.0	111.6

Liabilities
Other long-term liabilities (b) and (d)	498.1	564.7	480.8	482.0

Shareholders' equity	1,518.1	1,511.9	1,412.1	1,401.4

a) Amortization

Under Canadian GAAP, the Company has used the compounded interest method to depreciate its buildings held for leasing until May 31, 2004. This method was not acceptable under US GAAP. The Company records depreciation under US GAAP for its buildings held for leasing using the straight-line method at a rate of 2.5%.

b) Sale-leaseback

On November 4, 2005, the Company sold certain real estate assets of its Canadian franchising segment and entered into leaseback agreements. Under Canadian GAAP, the sale-leaseback transaction was accounted for using sale-leaseback accounting which resulted in the Company recording a sale, removing all properties and related liabilities from its balance sheet and recognizing a deferred gain from the sale. The leases are accounted for as operating leases.

Under US GAAP, this transaction was accounted for in accordance with SFAS 98, “Accounting for Leases” (“SFAS 98”). SFAS 98 prohibits sale recognition on a sale-leaseback transaction when the sublease is not considered to be minor. The Company accounted for the transaction as a financing transaction which requires sale proceeds to be recorded as a liability on which an interest expense will subsequently be calculated during the term of the amortization period. In addition, since the sale of assets is not recorded, the carrying value of the assets is not adjusted for and will be depreciated over the liability amortization period. Aggregate lease payments received by the purchaser are recorded as revenues by the Company and applied in reduction of the liability.

THE JEAN COUTU GROUP (PJC) INC.

Notes to the unaudited interim consolidated financial statements

Periods ended February 25, 2006 and February 26, 2005

(Tabular amounts are in millions of US dollars unless otherwise noted)

11. Reconciliation of Canadian GAAP to United States GAAP (continued)

c) Sale of capital assets

As part of the transaction referred to in Note 9, the Company sold certain real estate assets of its Canadian franchising segment which were not subject to a leaseback agreement. Accordingly, the Company recorded a $900,000 gain per US GAAP, compared with a $18,000 gain per Canadian GAAP, reflecting the lesser net book value of the assets sold under US GAAP.

d) Derivative financial instruments and hedging

Under US GAAP, the Company records derivatives on the balance sheet as assets or liabilities measured at their fair value. Gains and losses resulting from changes in the values of those derivatives are accounted for depending on the use of the derivative and whether it qualifies for hedge accounting.

The Company has interest swaps in order to fix the interest rate on a portion of its variable interest debt. These interest rate swaps are designated as cash flow hedges with changes in the fair value of those contracts recorded as a component of other comprehensive income items and subsequently recognized as interest on long-term debt in the period in which the hedged exposure takes place. Under Canadian GAAP, changes in the fair value of those contracts are not recognized.

e) Foreign currency translation adjustment

Under Canadian GAAP, the Company gains and losses arising from the translation of the financial statements are deferred in "foreign currency translation adjustments" in shareholders’ equity. Under US GAAP, foreign currency translation adjustments are presented as a component of other comprehensive income items under shareholders’ equity.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended February 25, 2006 and February 26, 2005

(In millions of US dollars except for margins)

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$
Canada
Sales	367.4	318.2	1,060.1	920.0
Cost of goods sold	332.5	288.2	961.9	834.0
Gross profit	34.9	30.0	98.2	86.0
As a % of sales	9.5%	9.4%	9.3%	9.3%

Other revenues (1)	47.1	42.1	134.3	120.3

General and operating expenses	39.7	35.1	109.3	99.9
Operating income before amortization	42.3	37.0	123.2	106.4
Amortization (1)	4.0	3.7	11.7	10.3
Operating income	38.3	33.3	111.5	96.1
United States
Sales	2,459.3	2,453.0	7,067.7	5,802.8
Cost of goods sold	1,837.8	1,841.5	5,267.4	4,377.8
Gross profit	621.5	611.5	1,800.3	1,425.0
As a % of sales	25.3%	24.9%	25.5%	24.6%

Other revenues	2.8	3.0	8.7	8.5

General and operating expenses	529.4	526.2	1,565.5	1,235.6
Operating income before amortization	94.9	88.3	243.5	197.9
Amortization	58.3	54.6	174.4	130.6
Operating income	36.6	33.7	69.1	67.3
Consolidated
Sales	2,826.7	2,771.2	8,127.8	6,722.8
Cost of goods sold	2,170.3	2,129.7	6,229.3	5,211.8
Gross profit	656.4	641.5	1,898.5	1,511.0
As a % of sales	23.2%	23.1%	23.4%	22.5%

Other revenues (1)	49.9	45.1	143.0	128.8

General and operating expenses	569.1	561.3	1,674.8	1,335.5
Operating income before amortization	137.2	125.3	366.7	304.3
Amortization (1)	62.3	58.3	186.1	140.9
Operating income	74.9	67.0	180.6	163.4

(1) Amortization of incentives paid to franchisees are presented in the amortization instead of other revenues

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended February 25, 2006 and February 26, 2005

	13 weeks		39 weeks
	2006	2005	2006	2005

Number of outlets
Beginning of period	2,175	2,225	2,243	655
Openings	10	28	35	84
Acquisitions	-	-	1	1,549
Relocations	(7)	(15)	(18)	(45)
Closings	(5)	(7)	(88)	(12)
End of period	2,173	2,231	2,173	2,231

Network performance - Retail sales
(In millions of US dollars)
Canada (1)	635.7	583.2	1,794.0	1,608.1
United States	2,459.3	2,453.0	7,067.7	5,802.8
	3,095.0	3,036.2	8,861.7	7,410.9

Network performance - Retail sales
Canada (1)
Pharmacy	58%	56%	59%	57%
Front-end	42%	44%	41%	43%

United States
Pharmacy	72%	71%	73%	72%
Front-end	28%	29%	27%	28%

(1) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended February 25, 2006 and February 26, 2005

	13 weeks		39 weeks
	2006	2005	2006	2005

Retail sales growth (1)
Canada (2)
Total	3.4%	5.7%	4.0%	6.4%
Pharmacy	7.4%	7.5%	6.7%	9.3%
Front-end	(1.6)%	3.3%	0.3%	2.3%

United States
Total	0.2%	424.8%	21.8%	331.4%
Pharmacy	1.0%	458.2%	23.2%	355.9%
Front-end	(1.6)%	356.9%	18.0%	278.4%

Retail sales growth - same store (1)
Canada (2)
Total	3.3%	5.5%	3.9%	5.9%
Pharmacy	7.3%	7.3%	6.6%	8.8%
Front-end	(1.6)%	3.2%	0.3%	1.9%

United States (3)
Total	1.5%	3.4%	0.5%	3.0%
Pharmacy	2.2%	4.0%	1.3%	4.2%
Front-end	(0.1)%	2.2%	(1.5)%	0.5%

(1) Growth is calculated in local currency and is based on comparable periods.

(2) Franchised's outlet retail sales are not included in the Company's consolidated financial statements.

(3) This measure includes same-store sales for the acquired Eckerd corporate outlets as of August 1, 2005.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended February 25, 2006 and February 26, 2005

(In millions of US dollars )

Non GAAP measures - Operating income before amortization ("OIBA")

OIBA is not a measure of performance under Canadian generally accepted accounting principles ("GAAP"); however management uses this performance measure in assessing the operating and financial performance of its reportable segments. Besides, we believe that OIBA is an additional measure used by investors to evaluate operating performance and capacity of a company to meet its financial obligations. However, OIBA is not and must not be used as an alternative to net earnings or cash flow generated by operating activities as defined by Canadian GAAP. OIBA is not necessarily an indication that cash flow will be sufficient to meet our financial obligations. Furthermore, our definition of OIBA may not be necessarily comparative to similar measures reported by other companies.

Net earnings, which is a performance measure defined by Canadian GAAP, is reconciled below with OIBA.

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$

Net earnings	31.6	39.9	73.5	58.2
Interest on long-term debt	50.9	46.8	150.7	106.7
Unrealized foreign exchange loss (gain) on monetary items	0.3	(11.9)	(0.3)	8.2
Other financing expenses, net	1.6	(2.1)	1.8	(0.3)
Income tax recovery	(9.5)	(5.7)	(45.1)	(9.4)
Operating income	74.9	67.0	180.6	163.4
Amortization per GAAP financial statements	61.2	57.4	183.2	138.3
Amortization of incentives paid to franchisees (1)	1.1	0.9	2.9	2.6
Operating income before amortization ("OIBA")	137.2	125.3	366.7	304.3

(1) Amortization of incentives paid to franchisees is grouped with other revenues in the GAAP financial statements.

THE JEAN COUTU GROUP (PJC) INC.

Unaudited additional information

Periods ended February 25, 2006 and February 26, 2005

(Tabular amounts are in millions of US dollars except per share amounts)

Non GAAP measures - Earnings before unrealized losses (gains) on financing activities

Earnings before unrealized losses (gains) on financing activities and earnings per share before unrealized losses (gains) on financing activities are non-GAAP measures. The Company believes that it is useful for investors to be aware of significant items of an unusual or non-recurring nature that have adversely or positively affected its GAAP measures, and that the above mentioned non-GAAP measures provide investors with a measure of performance with which to compare its results between periods without regard to these items. The Company's measures excluding certain items have no standardized meaning prescribed by GAAP and are not necessarily comparable to similar measures presented by other companies and therefore should not be considered in isolation.

Net earnings and net earnings per share are reconciled hereunder to earnings before unrealized losses (gains) on financing activities and earnings per share before unrealized losses (gains) on financing activities. All amounts are net of income taxes when applicable.

	13 weeks		39 weeks
	2006	2005	2006	2005
	$	$	$	$

Net earnings	31.6	39.9	73.5	58.2
Unrealized gain on derivative financial instruments	-	(0.6)	-	-
Unrealized foreign exchange loss (gain) on monetary items	0.3	(11.9)	(0.3)	8.2
Earnings before unrealized losses (gains) on financing activities	31.9	27.4	73.2	66.4

Net earnings per share	0.12	0.15	0.28	0.23
Unrealized losses (gains) on financing activities	-	(0.05)	-	0.03
Earnings per share before unrealized losses (gains) on financing activities	0.12	0.10	0.28	0.26